AB 3/17/06

SEC 06004848 ISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 66397

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/07/04 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCB Securities Limited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22 Billiter Street
(No. and Street)

London	England	EC3M 2RY
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan A. Self 770-263-7300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG Audit Plc
(Name – *if individual, state last, first, middle name*)

8 Salisbury Square	London	UK	EC4Y 8BB
(Address)	(City)	(State)	(Zip Code)

RECEIVED

PROCESSED
APR 27 2006
THOMSON FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Jonathan A. Self, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCB Securities Limited, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ENRIQUE ALVAREZ
NOTARY PUBLIC
DeKalb County
State of Georgia
My Commission Expires Feb. 9, 2008

Notary Public

Signature

FINOP/CFO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCB Securities Limited

Directors' report and financial statements

Year Ended 31 December 2005

Registered Number: 5048335

Contents

Directors' report 4
Statement of directors' responsibilities in respect of the directors' report and the financial statements 5
Report of the independent auditors to the members of SCB Securities Limited........ 6
Income statement........ 7
Statement of recognised income and expense 7
Balance sheet 8
Cash flow statement........ 9
Notes to the financial statements........ 10

Officers and professional advisors

Directors

Rahul Arora
Martin Dale Essenburg
David James Castle (appointed 13 May 2005)
Edward Lee-Smith (resigned 28 February 2005)
Andrew Vaughan (resigned 13 May 2005)
David Frederick Proctor (resigned 25 January 2006)

Secretary

Terry Charles Skippen

Auditors

KPMG Audit Plc
8 Salisbury Square
London
EC4Y 8BB

Registered office

1 Aldermanbury Square
London EC2V 7SB
United Kingdom

Directors' Report

The directors present their report together with the audited financial statements of the Company for the year ended 31 December 2005.

Principal activity
The principal activity of the Company throughout the year was acting as an Agency Broker.

Results and dividends
The results of the Company are set out on page 7. The directors do not recommend the payment of a dividend (2004: nil).

Share capital
Details of the Company's share capital are set out in note 7 to the financial statements.

Directors and their interests
The directors of the Company who held office at the end of the financial year and had interests in the ordinary shares of Standard Chartered PLC, the ultimate holding company, were as follows:

	Standard Chartered PLC ordinary shares of US$ 0.50					
	Shares		Restricted Shares		Options	
	01.01.05*	31.12.05	01.01.05*	31.12.05	01.01.05*	31.12.05
Rahul Arora	-	-	22,285	21,645	14,015	14,015
Martin Essenburg	-	-	26,582	46,347	119,011	118,302
David Proctor	13,227	93,100	10,894	2,986	363,576	131,530
David Castle	-	-	8,256	2,722	16,318	16,318

*or date of appointment if later

During the year Rahul Arora was awarded 8,721 Restricted shares and exercised 9,361 Restricted shares. Martin Essenburg was granted options over 955 shares and exercised options over 1,664 shares and was awarded 19,765 Restricted shares. David Proctor was granted options over 19,604 shares, exercised options over 249,471 shares and allowed 2,179 options to lapse and was awarded 2,986 Restricted shares and exercised 10,894 Restricted shares. David Castle exercised 5,534 Restricted shares.

None of the directors had any interest in the shares of the Company.

None of the directors have been personally involved in any transactions with the Company.

Financial Risk Management
The company's financial instruments comprise of cash and cash equivalents. The company manages its liquidity risk by investing in short term highly liquid investments that are readily convertible to known amounts of cash and subject to insignificant risk of changes in value. It is the company's policy to hold certificates of deposit of highly credit worthy institutions for a short period. The cash balance is placed with its parent company Standard Chartered Bank.

Disclosure of information to auditors
The directors who held office at the date of approval of this Directors' Report confirm that, so far as they are each aware, there is no relevant audit information of which the Company's auditors are unaware; and each director has taken all the steps that they ought to have taken as a director to make themselves aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

Auditors
KPMG Audit Plc have consented to act as auditor of the Company.

Elective Resolutions
Elective resolutions have been passed to dispense with the laying of financial statements before the Company in general meetings, the holding of annual general meetings and the annual reappointment of auditors.

By order of the Board

M.D. Essenburg
Director

23 FEBRUARY 2006

Statement of directors' responsibilities in respect of the directors' report and the financial statements

The directors are responsible for preparing the Directors' Report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law they have elected to prepare the financial statements in accordance with IFRSs as adopted by the EU.

The financial statements are required by law and IFRSs as adopted by the EU to present fairly the financial position and the performance of the company for that period; the Companies Act 1985 provides in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

In preparing the financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgments and estimates that are reasonable and prudent;
- state whether they have been prepared in accordance with IFRSs as adopted by the EU; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the company and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the directors are also responsible for preparing a Directors' Report that complies with that law and those regulations.

Report of the independent auditors to the members of SCB Securities Limited

We have audited the financial statements of SCB Securities Limited for the year ended 31 December 2005 which comprise the Income Statement, the Balance Sheet, the Cash Flow Statement, the Statement of Recognised Income and Expense, and the related notes. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the EU as set out in the statement of directors responsibilities on page 5.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements have been properly prepared in accordance with the Companies Act 1985 and, as regards the financial statements, Article 4 of the IAS Regulation. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the Directors' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements:

- give a true and fair view, in accordance with IFRSs as adopted by the EU, of the state of the company's affairs as at 31 December 2005 and of its loss for the year then ended; and
- have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

KPMG Audit Plc

KPMG Audit Plc
Chartered Accountants
Registered Auditor

Date: 24 February 2006

Income Statement
For the year ended 31 December 2005

	Note	2005 $000	18.2.2004 to 31.12. 2004 $000
Revenue	1	139	532
Administrative expenses		(317)	(53)
Operating (loss) / profit		**(178)**	**479**
Financial income	1	15	3
(Loss) / profit before taxation		**(163)**	**482**
Taxation	4	48	(145)
(Loss) / profit for the year		**(115)**	**337**

Statement of recognised income and expense for year ended 31 December 2005

	2005 $000	18.2.2004 to 31.12.2004 $000
Net income recognised directly in equity	-	-
(Loss) / profit for the year	(115)	337
Total recognised income and expense	(115)	337

Balance sheet
at 31 December 2005

	Note	2005 $000	2004 $000
Current assets			
Trade and other receivables	6	49	-
Cash and cash equivalents	5	425	780
Total Assets		**474**	**780**
Current liabilities			
Trade and other payables		(2)	(48)
Tax payable		-	(145)
Total Liabilities		**(2)**	**(193)**
Net assets		**472**	**587**
Equity			
Share capital	7	250	250
Retained earnings		222	337
Total Equity	7	**472**	**587**

The notes on pages 10 to 13 form part of these financial statements.

These financial statements were approved by the Board of Directors on 23 February 2006, and were signed on its behalf by:

Rahul Arora
Director

Cash flow statement

for year ended 31 December 2005

	2005	18.2.2004 to 31.12.2004
	$000	$000
Cash flows from operating activities		
(Loss)/profit before tax	(163)	482
Adjustment for:		
Financial income	(15)	(3)
	(178)	**479**
(Decrease)/increase in trade and other payables	(46)	48
Cash generated from the operations	**(224)**	**527**
Tax paid	(145)	-
Net cash from operating activities	**(369)**	**527**
Cash flows from investing activities		
Interest received	14	3
Net cash from investing activities	**14**	**3**
Cash flows from financing activities		
Proceeds from the issue of ordinary share capital	-	250
Net cash from financing activities	**-**	**250**
Net (decrease)/increase in cash and cash equivalents	(355)	780
Cash and cash equivalents at 1 January / 18 February	780	-
Cash and cash equivalents at 31 December	**425**	**780**

Notes to the financial statements

1. Accounting policies

SCB Securities Limited is a company incorporated in the UK.
The company's financial statements have been prepared and approved by the directors in accordance with International Financial Reporting Standards as adopted by the EU ("Adopted IFRSs").
The accounting policies set out below have, unless otherwise stated, been applied consistently to all periods presented in these financial statements and in preparing an opening IFRS balance sheet at 18 February 2004 for the purposes of the transition to Adopted IFRSs. The principal exception is that, as more fully explained below, financial instruments accounting is determined on different bases in 2005 and 2004 due to the transitional provisions of IAS 32 and IAS 39.

Transition to Adopted IFRSs
The Company is preparing its financial statements in accordance with Adopted IFRS for the first time and consequently has applied IFRS 1. An explanation of how the transition to Adopted IFRSs has affected the reported financial position, financial performance and cash flows of the Company is provided in note 10.

Measurement convention
The financial statements are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: financial instruments classified as fair value through the profit or loss or as available-for-sale.

Foreign currency
Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated at foreign exchange rates ruling at the dates the fair value was determined.

Trade and other receivables
Trade and other receivables are stated at their nominal amount (discounted if material) less impairment losses.

Cash and cash equivalents
Cash and cash equivalents comprise cash balances and short term highly liquid investments that are readily convertible to known amounts of cash and subject to insignificant risk of changes in value.

Revenue
Revenue comprises brokerage commission which represents a payment for a service provided in setting up a transaction, is non-refundable and is credited to the income statement once received.

Financial income and expenses
Interest income and expenses are accounted for on an accruals basis.

Notes to the financial statements (continued)

Taxation

Tax on the profit or loss for the year comprises current and deferred tax. Tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

2. Auditors' remuneration

The auditors' remuneration for 2005 was borne by Standard Chartered Bank.

3. Directors' emoluments

None of the directors received any fees or emoluments from the Company during the year (2004: Nil).

4. Taxation

Recognised in the income statement

	2005 $000	2004 $000
Current tax (credit)/ expense		
Current year	(48)	145

Reconciliation of effective tax rate

	2005 $000	2004 $000
(Loss) / profit before tax	(161)	482
Tax using the UK corporation tax rate of 30% (2004 :30%)	(48)	145
Total tax in income statement	**(48)**	**145**

5. Cash and cash equivalents

	2005 $000	2004 $000
Cash balances at bank	26	679
Certificates of deposit	399	101
	425	**780**

6. Trade and other receivables

	2005 $000	2004 $000
Intercompany receivable	48	-
Accrued interest	1	-
	49	-

Notes to the financial statements (continued)

7. Capital and reserves

Share capital	2005 $000	2004 $000
Authorised		
Ordinary shares of $1 each	1000	1000
Allotted, called up and fully paid		
Ordinary shares of $1 each	250	250

	Share capital $000	Retained earnings $000	Total $000
At 18 February 2004	250	-	250
Profit for the period	-	337	337
At 31 December 2004	250	337	587
At 1 January 2005	250	337	587
Loss for the year	-	(115)	(115)
At 31 December 2005	250	222	472

8. Related parties

In the course of normal business SCB Securities Limited trades at arms length with Standard Chartered Bank which is also the ultimate holding company (see note 9).

Revenue comprises of brokerage commission received from Standard Chartered Bank.

Administrative expenses include $270,000 (2004: $45,000) paid to Standard Chartered Bank under a Service Level Agreement.

9. Ultimate holding company and parent undertaking of larger group

The Company is a wholly owned subsidiary undertaking of Standard Chartered Bank incorporated in England with limited liability by Royal Charter. The ultimate holding company is Standard Chartered PLC registered in England and Wales.
The only group in which the results of the Company are consolidated is that headed by Standard Chartered PLC. The consolidated financial statements of this company are available to the public and may be obtained from its registered office located at 1 Aldermanbury Square, London, EC2V 7SB.

10. Explanation of transition to Adopted IFRSs

As stated in Note 1, these are the Company's first financial statements prepared in accordance with Adopted IFRSs.

The accounting policies set out in Note 1 have been applied in preparing the financial statements for the year ended 31 December 2005, the comparative information presented in these financial statements for the period ended 31 December 2004 and in the preparation of an opening IFRS balance sheet at 18 January 2004 (the company's date of transition).

Notes to the financial statements (continued)

In preparing the IFRS balance sheet, the company has adjusted amounts reported previously in financial statements prepared in accordance with its old basis of accounting (UK GAAP). The only impact to the company on transition from UKGAAP to Adopted IFRS was the reclassification of investments in certificates of deposit of $101,000 in 2004 to cash and cash equivalents. The transition from UK GAAP to Adopted IFRSs has not affected the company's financial performance.

Explanation of material adjustment to the cashflow statement for 2004:
Under UKGAAP the Company was not required to, and did not, prepare a cashflow statement.

SCB Securities Limited

Directors' report and financial statements

Period from 18 February 2004 (date of incorporation) to 31 December 2004

Registered Number: 5048335

Contents

	Page(s)
Officers and professional advisors	3
Report of the directors	4
Statement of directors' responsibilities	5
Independent auditors' report to the members of SCB Securities Limited	6
Profit and loss account	7
Balance sheet	8
Notes to the financial statements	9 to 11

Officers and professional advisors

Directors

Rahul Arora
Martin Dale Essenburg
Edward Lee-Smith
David Frederick Proctor
Andrew Barry Vaughan

Secretary

Terry Charles Skippen

....

Auditors

KPMG Audit Plc
8 Salisbury Square
London
EC4Y 8BB

Registered office

1 Aldermanbury Square
London EC2V 7SB
United Kingdom

Report of the Directors

The Directors present their report together with the audited financial statements of the Company for the period from 18 February 2004 (date of incorporation) to 31 December 2004.

Principal activity
The principal activity of the Company throughout the period was acting as an Agency Broker.

Results and dividends
The results of the Company are set out on page 7. The Directors do not recommend the payment of a dividend.

Share capital
Details of the Company's share capital are set out in note 6 to the financial statements. Shares were issued during the period to incorporate the Company and broaden the capital base of the Company.

Directors and their interests
The Directors of the Company who held office at the end of the financial period and had interests in the ordinary shares of Standard Chartered PLC, the ultimate holding company, were as follows:

Standard Chartered PLC ordinary shares of US$ 0.50

	Shares		Restricted Shares		Options	
	18.02.04*	**31.12.04**	**18.02.04***	**31.12.04**	**18.02.04***	**31.12.04**
Rahul Arora[1]	-	-	22,285	22,285	14,015	14,015
Martin Essenburg[1]	-	-	26,582	26,582	119,011	119,011
Edward Lee-Smith[1]	1,519	2,858	-	-	2,778	1,439
David Proctor[1]	13,227	13,227	10,894	10,894	367,444	363,576
Andrew Vaughan[1]	96	97	12,018	12,018	50,624	50,624

*or date of appointment if later
[1]appointed 20 April 2004

During the year David Proctor was granted options over 2,224 shares and allowed options over 6,092 shares to lapse. Edward Lee-Smith exercised options over 1,339 shares.

Hackwood Directors Limited resigned as a Director of the Company on 20 April 2004.

None of the Directors had any interest in the shares of the Company.

Auditors
KPMG Audit Plc have consented to act as auditor of the Company.

Elective Resolutions
Elective resolutions have been passed to dispense with the laying of financial statements before the Company in general meeting, the holding of annual general meetings and the annual reappointment of auditors.

By Order of the Board

T C Skippen
Secretary

23 February 2005

Directors' responsibility statement

Company law requires the Directors to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Company and of the profit or loss for that period. In preparing those financial statements, the Directors are required to:

1) select suitable accounting policies and then apply them consistently;
2) make judgements and estimates that are reasonable and prudent;
3) state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;
4) prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Company and to prevent and detect fraud and other irregularities.

Independent auditors' report to the members of SCB Securities Limited

We have audited the financial statements on pages 7 to 11.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The Directors are responsible for preparing the Directors' Report and, as described on page 5, the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for an audit, or if information specified by law regarding directors' remuneration and transactions with the Company is not disclosed.

Basis of opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud, or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of the Company's affairs as at 31 December 2004 and of its profit for the period then ended and have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc

KPMG Audit Plc
Chartered Accountants
Registered Auditor

Date: 23 February 2005

Profit and loss account

For the period 18 February 2004 (date of incorporation) to 31 December 2004

	Note	2004 $000
Turnover		532
Administrative expenses		(53)
Total Operating Profit		479
Interest income		3
Profit on ordinary activities before taxation		**482**
Tax charge on profit on ordinary activities	4	(145)
Profit on ordinary activities after taxation		**337**
Retained profit for the financial period		**337**

All profits are from continuing activities.

There are no other recognised gains/losses.

Balance sheet

as at 31 December 2004

	Note	2004
Current Assets		
Cash		679
Investments		101
Total Current Assets		**780**
Creditors: amounts falling due within one year	5	(193)
Net current assets		**587**
Net assets		**587**
Capital and reserves		
Called up share capital	6	250
Profit and loss account		337
Shareholders' funds	7	**587**

The notes on pages 9 to 11 form part of these financial statements.

These accounts were approved by the Board of Directors on 23 February 2005, and were signed on its behalf by:

M D Essenburg
Director

Notes to the financial statements
for the period 18 February 2004 (date of incorporation) to 31 December 2004

1. **Principal accounting policies**
The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the Company's financial statements.

Basis of preparation
The Financial Statements have been prepared under the historical cost convention and in accordance with applicable UK accounting standards.
As the Company is a wholly owned subsidiary of Standard Chartered PLC, the Company has taken advantage of the exemption contained in paragraph 3 of Financial Reporting Standard No 8 and has therefore not disclosed transactions or balances with entities which form part of the Group (or investees of the Group qualifying as related parties). The consolidated financial statements of Standard Chartered PLC, within which this company is included, can be obtained from the address given in Note 8.

Cash flow statement
In accordance with FRS1 "Cash Flow Statements" (Revised 1996), no cash flow statement is presented as the Company's ultimate parent undertaking, Standard Chartered PLC, presents such a statement in its own accounts.

Revenue recognition
- Interest income and expenses

Interest income and expenses are accounted for on an accrual basis.

- Turnover

Turnover comprises of sales commission which represents a payment for a service provided in setting up a transaction which is non-refundable and which is credited to the profit and loss account once it is receivable.

Comparatives
2004 being the first period of operation, prior period comparatives are not provided.

Taxation
The Company provides for taxation using tax rates and laws that have been enacted or substantively enacted by the balance sheet date.
Deferred taxation is accounted for on an undiscounted basis at expected tax rates on all timing differences which occur where items are tax-effected in a period different from that in which they are recognised in the Financial Statements. Deferred tax assets are only recognised when it is more likely than not that the asset will be recoverable in the foreseeable future out of suitable taxable profits from which the timing differences and tax losses can be deducted.

Foreign currencies
The Company's functional currency is US Dollars. Transactions in foreign currencies are recorded using the rate of exchange ruling at the date of the transaction or an average rate where this is a close approximation to the transaction date rate. Exchange differences arising from the balance sheet period end rate and the profit and loss average rates are taken to reserves. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange ruling at the balance sheet date and the gains or losses on translation are included in the profit and loss account.
Translation differences arising from the application of closing rates of exchange to investments denominated in foreign currencies, which are hedged by foreign currency borrowings or instruments, are taken directly to reserves together with the difference on the retranslation of the corresponding hedge.

2. **Auditors' remuneration**
The auditors' remuneration for 2004 was borne by Standard Chartered Bank.

3. **Remuneration of Directors**
None of the directors received any fees or emoluments from the Company during the period.

4. Tax on profit on ordinary activities

	2004 $000
a) Analysis of tax charge for the period	
The charge for taxation comprises:	
UK Corporation Tax at 30%	145

b) Factors affecting the tax charge
The current taxation charge for the period is equivalent to the standard rate of corporation tax in the United Kingdom of 30%.

	2004 $000
Current tax reconciliation	
Profit on Ordinary activities before tax	482
Current tax at 30%	(145)

c) Factors that may affect future tax charges
There are no items that would materially affect the future tax charge.

5. Creditors: amounts falling due within one year

	2004 $000
Tax payable	145
Amounts owed to group undertakings	45
Sundry Creditors	3
	193

6. Called up share capital

	2004 $000
Authorised	
Ordinary shares of $1 each	1,000
Allotted, called up and fully paid	
Ordinary shares of $1 each	250

7. Shareholders' funds

	Share Capital $000	Share Premium $000	Profit And Loss Account $000	2004 Total Shareholders Funds $000
Shares issued on 13th August	250	-	-	250
Profit for the period	-		337	337
At 31st December	250	-	337	587

On 18th February 2004 1 share was purchased by Hackwood Secretaries
On 20th April 2004 99 shares were purchased by Standard Chartered Bank together with the transfer of the initial share

8. Ultimate Holding Company and Parent Undertaking of Larger Group

The Company is a wholly owned subsidiary undertaking of Standard Chartered Bank incorporated in England with limited liability by Royal Charter. The ultimate holding company is Standard Chartered PLC registered in England and Wales.

The only group in which the results of the Company are consolidated is that headed by Standard Chartered PLC. The consolidated financial statements of this company are available to the public and may be obtained from its registered office located at 1 Aldermanbury Square, London, EC2V 7SB.